Exhibit 99.2

THE LION ELECTRIC COMPANY

US$125,000,000

EQUITY DISTRIBUTION AGREEMENT

June 17, 2022

Barclays Capital Inc. 745 7th Avenue New York, NY, 10019	Barclays Capital Canada Inc. Bay Adelaide Centre 333 Bay Street, Suite 4910 Toronto, ON M5H 2R2	National Bank of Canada Financial Inc. 65 East 55th Street, 8th Floor New York, NY 10022

National Bank Financial Inc. Sun Life Building 1155 Metcalfe Street Montreal, QC H3B 4S9	BMO Capital Markets Corp. 3 Times Square, 24th Floor New York, NY 10036	BMO Nesbitt Burns Inc. 129 Saint-Jacques Street, 11th Floor Montreal, QC H2Y 1L6

Desjardins Securities International Inc. 1170 Peel Street, Suite 300 Montreal, QC H3B 0A9	Desjardins Securities Inc. 1170 Peel Street, Suite 300 Montreal, QC H3B 0A9	Roth Capital Partners LLC 888 San Clemente Drive, Suite 400 Newport Beach, CA 92660

Roth Canada Inc. 130 King Street West, Suite 1921 Toronto, ON M5X 2A2	Laurentian Capital USA 1360 Boulevard Rene-Levesque Ouest, Bureau 620 Montreal, QC H3G 0E8	Laurentian Bank Securities Inc. 130 Rene-Levesque Blvd W. Montreal, QC H3G 0E8

Raymond James (USA) Ltd. 925 West Georgia Street Vancouver, BC V6C 3L2	Raymond James Ltd. 40 King Street West, Suite 5400 Toronto, ON M5H 3Y2	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, NY 10281

Scotia Capital Inc. 1002 Sherbrooke Street West Montreal, QC H3A 3L6

Ladies and Gentlemen:

The Lion Electric Company, a corporation existing under the laws of the Province of Québec (the “Corporation”), confirms its agreement (this “Agreement”) with Barclays Capital Inc., National Bank of Canada Financial Inc., BMO Capital Markets Corp., Desjardins Securities International Inc., Roth Capital Partners, LLC, Laurentian Capital USA, Raymond James (USA) Ltd., Scotia Capital (USA) Inc. (collectively, the “U.S. Agents”) and Barclays Capital Canada Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Roth

Canada Inc., Laurentian Bank Securities Inc., Raymond James Ltd. and Scotia Capital Inc. (collectively, the “Canadian Agents”, and together with the U.S. Agents, the “Agents”) to issue and sell from time to time common shares of the Corporation (the “Shares”) upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 25 hereof.

1.	Issuance and Sale of Shares

(a)

The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares (the “Offered Shares”) having an aggregate sales price of up to US$125,000,000 (or the equivalent in Canadian currency) (the “Offering”). The Offered Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Offered Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and, with respect to the Registration Statement, which became effective upon filing with the SEC.

(b)

When determining the aggregate value of the Placement Shares sold, the Corporation will use the daily exchange rate posted by the Bank of Canada or such other nationally recognized sources as agreed in writing between the Corporation and the applicable Agent on the date the applicable Placement Shares were sold to determine the United States dollar equivalent of any Placement Shares which were sold for Canadian dollars.

2.	Placements

(a)

Placement Notice. Each time that the Corporation wishes to issue and sell Offered Shares hereunder (each, a “Placement”), it will notify the applicable Agent(s) by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which the Corporation desires to sell the Offered Shares, which shall at a minimum include (i) the number of Offered Shares to be sold under the applicable Placement pursuant to this Agreement (the “Placement Shares”), (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, (iv) whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, (v) any minimum price below which sales may not be made, and (vi) the amount of the Placement Fee. The Placement Notice shall originate from any of the individuals (each, an “Authorized Representative”) from the Corporation set forth on Schedule 1, and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (B) the entire amount of the Placement Shares have been sold, (C) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, (D) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (E) this Agreement has been terminated under the provisions of Section 13.

(b)

Placement Fee. The amount of compensation to be paid by the Corporation to an Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 2.0% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the gross proceeds from the sale of the Placement Shares to which it pertains. The allocation of the Placement Fee between one or more of the Agents for each Placement will be set out in the Placement Notice, as determined by the Corporation.

(c)

No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor any Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis and any purchase by the Agent as principal will be subject to the prior approval of the TSX. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)

Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed US$125,000,000 (or the equivalent in Canadian currency). Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this Section 2(d) on the dollar amount of Placement Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Corporation, and that the Agents shall have no obligation in connection with such compliance, except to the extent non-compliance results from failure by one or more of the Agents to comply with the parameters set out in any Placement Notice. The Corporation acknowledges and agrees that each Agent has informed the Corporation that the Agent may, to the extent permitted under the Securities Act and the Exchange Act (including, without limitation, Regulation M promulgated thereunder) and subject to compliance with applicable Canadian Securities Laws, purchase and sell Shares for its own account while this Agreement is in effect, and shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by an Agent in writing to the Corporation.

3.	Sale of Placement Shares by the Agents

(a)

Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices, to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice, subject to applicable federal, provincial and state laws, rules and regulations, and the rules of the TSX and the NYSE. The applicable Agent will provide written confirmation (by email correspondence to an individual set forth on Schedule 1) to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which such Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the NYSE, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents), (ii) the price of the Placement Shares sold (showing the price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE, a United States Marketplace and pursuant to any other sales method used by the Agents), (iii) the gross proceeds of the Placement, (iv) the Placement Fee payable by the Corporation to the Agents with respect to such sales (including the currency payable in respect thereof), and (v) the Net Proceeds payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102 or, subject to compliance with applicable Canadian Securities Laws, by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including, without limitation, sales made directly on the NYSE and the TSX, or on any Canadian Marketplace or United States Marketplace, or any other method permitted by law. Each of the U.S. Agents severally (and not jointly) covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on the TSX or on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

(b)

Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Placement Notice, recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(c)

The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith), in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102), enter into any transaction that is intended to stabilize or maintain the market price of the Placement Shares or the Shares, including selling an aggregate number or principal amount of Placement Shares that would result in creating an over-allocation position in the Shares.

(d)

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

(e)

The Corporation agrees that any offer to sell, any solicitation of an offer to buy, or any sales of Placement Shares shall only be effected by or through one Agent on any single given day, and the Company shall in no event request that more than one Agent sell Placement Shares on the same day.

4.	Suspension of Sales

(a)

The Corporation or the applicable Agent may, upon notice to the other party (or by telephone, confirmed immediately thereafter by notice), suspend any sale of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14.

(b)

Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information with respect to the Corporation or the Shares, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agents unless it is made in writing to the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14. Notwithstanding the foregoing but subject to the other terms and conditions of this Agreement, the Corporation shall have no obligation to inform the Agents of any material non-public information provided that no Placement Notice is in effect and no sale of Placement Shares take place during any period in which the Corporation is in possession of material non-public information. A Placement Notice shall not be considered in effect from the time it has been suspended in accordance with this Section 4.

5.	Settlement

(a)

Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such other day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction of the Placement Fee for such sales payable by the Corporation to the applicable Agent pursuant to Section 2 hereof (the “Net Proceeds”).

(b)

Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system or by such other means of delivery as may be mutually agreed upon by the Corporation and applicable Agent and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable transferable, registered Shares (within the meaning of the Securities Act) in good deliverable form, the applicable Agent will, on each Settlement Date, or such other date as agreed between the applicable Agent and the Corporation in writing, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in

Section 11 hereof, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any Placement Fee, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 hereof, with respect to (ii) above, the Corporation shall not be obligated to pay the Agents any Placement Fee, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by an Agent to comply with its obligations under the terms of this Agreement.

6.	Registration Statement and Prospectuses

(a)

The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions: (a) the Canadian Preliminary Base Prospectus and (b) the Canadian Final Base Prospectus, in respect of an aggregate of up to US$350,000,000 in Shares, preferred shares, debt securities, warrants, subscription receipts and units of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Autorité des marchés financiers (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Preliminary Base Prospectus. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued by itself and the Ontario Securities Commission and that a receipt is deemed to have been issued by the other Canadian Qualifying Authorities for the Canadian Final Base Prospectus (the “Final Receipt”). The term “Canadian Base Prospectus” means the Canadian Final Base Prospectus relating to the Shelf Securities and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including, but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” and identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR in compliance with Section 5.5 of the Companion Policy to NI 44-102. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement (in both the English and French languages, unless the context otherwise indicates) to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

(b)

The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 and an Amendment No. 1 to the registration statement on Form F-10 (File No. 333-265627) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such further amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”

(c)

The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation (to the extent the Corporation is eligible to file such “issuer free writing prospectus” under Rule 433) or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

(d)

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein.

(e)

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

(f)

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Exchange Act or the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus, as the case may be.

7.	Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agents that:

(a)

Prospectuses and Registration Statement. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to cease to be effective. At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the

Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested.

(b)

No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed, or will conform, in all material respects, with the requirements of the Securities Act and the Rules and Regulations; the Form F-X conformed with the requirements of Form F-X; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus, if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only information furnished by any Agent consists of the Agents’ Information.

(c)

Compliance. The documents incorporated or deemed to be incorporated by reference into the Registration Statement and the U.S. Prospectuses, at the time they were or hereafter are filed with the SEC, as applicable, any Issuer Free Writing Prospectus (to the extent the Corporation is eligible to file such Issuer Free Writing Prospectus under Rule 433) or amendment or supplement to the U.S. Prospectuses, complied and will comply when so filed in all material respects with the requirements of the Exchange Act; the documents incorporated or deemed to be incorporated by reference into the Canadian Prospectus, at the time they were or hereafter are filed with the Canadian Qualifying Authorities, as applicable, and any amendment or supplement to the Canadian Prospectus, complied and will comply when so filed in all material respects with the requirements of Canadian Securities Laws.

(d)

Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus (to the extent the Corporation is eligible to file any such Issuer Free Writing Prospectus under Rule 433) conformed or will conform in all respects with the requirements of the Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(e)

Incorporation and Good Standing of Corporation. The Corporation has been duly incorporated and is validly existing and is in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on as described in the Registration Statement, the Prospectuses and the Disclosure Package and to own, and lease its properties and assets and to carry out the transactions contemplated by this Agreement, and, except where failure to do so would not, individually or in the aggregate, have a Material Adverse Effect, is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, leasing or licensing of property or the conduct of business.

(f)

Subsidiaries. Each of Lion Electric Holding USA Inc., Northern Genesis Acquisition Corp., The Lion Electric Co. USA Inc., Lion Electric Manufacturing USA Inc., Lion Electric Finance Canada Inc. and Lion Electric Finance USA Inc. (each, a “Subsidiary”, and collectively, the “Subsidiaries”) is a corporation, company or limited partnership organized and existing under the laws of the jurisdiction of its incorporation or formation, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation or formation and has the requisite power and capacity to own, lease and operate its properties and assets and to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, leasing or licensing of property or the conduct of business, except where the failure to be so would not have a Material Adverse Effect. The term “Material Adverse Effect” means any effect, change, event or occurrence that has or would reasonably be expected to have a material adverse effect on: (i) the business, management, assets, condition (financial or otherwise), results of operations, shareholders’ equity, liabilities (contingent or otherwise), properties or prospects of the Corporation and the Subsidiaries, taken as a whole, or (ii) the ability of the Corporation to consummate the transactions contemplated herein. Other than (i) as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, or (ii) as disclosed to the Agents in writing, the Corporation does not have any equity interest (other than de minimis equity interest), directly or indirectly, in any corporation, association or other entity other than the Subsidiaries.

(g)

Permits. The Corporation and each of its Subsidiaries have, and are operating in compliance with, such permits, licenses, patents, franchises, certificates of need and other approvals or authorizations of governmental or regulatory authorities (“Permits”) as are necessary under applicable law to own, lease and operate its properties and conduct their respective business as it is now being conducted, in each case as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Permit is valid, existing, in good standing and in full force and effect, except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect. The Corporation and each Subsidiary have been and are in compliance with the terms and conditions of all such Permits, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(h)

Compliance with Applicable Laws. Each of the Corporation and the Subsidiaries has conducted and is conducting its business and activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business and activities, and neither the Corporation nor any Subsidiary has received any notice of any alleged violation of any such laws, rules or regulations, except, in each case, as would not have a Material Adverse Effect.

(i)

Enforceability of Agreement. The Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

(j)

No Consents Required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, if any, each of which is, or shall be, in full force and effect (on a conditional basis, in the case of the consent of the TSX), no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the execution, delivery and performance by the Corporation of its obligations under this Agreement, the distribution of the Placement Shares or the consummation of the transactions contemplated hereby and by the Registration Statement and the Prospectuses.

(k)

Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver, as applicable, the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or the Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it, as applicable, of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

(l)

Absence of Change. Since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Corporation has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Corporation or any Subsidiary, and (iii) there has not been any Material Adverse Effect. Since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Corporation nor any Subsidiary has entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Corporation and the Subsidiaries, taken as a whole, except for transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, or have been entered into in the ordinary course of business and which do not have a Material Adverse Effect.

(m)

No Applicable Registration or Other Similar Rights. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there are no contracts, agreements or understandings between the Corporation and any person granting such person the right (other than rights that have been waived in writing or otherwise satisfied) to require the Corporation to file a registration statement or prospectus under the Securities Act or Canadian Securities Laws with respect to any securities of the Corporation owned or to be owned by such person or to require the Corporation to include such securities in the securities registered pursuant to the Registration Statement or the Prospectuses or in any securities being registered pursuant to any other registration statement or prospectus filed by the Corporation under the Securities Act or Canadian Securities Laws.

(n)

Financial Information. The audited consolidated financial statements of the Corporation and the unaudited condensed consolidated interim financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package (the “Corporation Financial Information”), together with the related notes and any related auditors’ report on such audited statements, (i) present fairly, in all material respects, the financial position of the Corporation and its consolidated subsidiaries, as at the date specified in such Corporation Financial Information, and the results of their operations, changes in shareholders’ equity and cash flows for the periods specified; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time (“IFRS”) applied on a consistent basis throughout the periods involved, and (iii) comply with the applicable accounting requirements of Canadian Securities Laws and the requirements of the SEC. No other financial statements or supporting schedules are required to be included, or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly, in all material respects, the information included or incorporated by reference therein and have been prepared, other than as disclosed therein, on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, and the Prospectuses, and with the books and records of the Corporation.

(o)

Non-IFRS Measures. All disclosures contained in the Registration Statement, the Disclosure Package and the Prospectuses regarding “non-IFRS financial measures” (or “non-GAAP financial measures”, as such terms are defined by the rules and regulations of the SEC and under Canadian Securities Laws) comply in all material respects with Regulation G under the Exchange Act and Canadian Securities Laws, in each case to the extent applicable.

(p)

No Undisclosed Liabilities. Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, except (i) as disclosed or referred to in the Corporation Financial Information or in the Registration Statement, the Prospectuses and the Disclosure Package, or (ii) as incurred in the ordinary course of business by the Company or its Subsidiaries, as the case may be, and which would not have a Material Adverse Effect.

(q)

Legal Proceedings. Except (i) as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, or (ii) where such matters would not, individually or in the aggregate, have a Material Adverse Effect, there is no judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration, Canadian, United States or foreign, in progress or pending to which the Corporation or any Subsidiary are a party or of which any of their respective property, operations or assets is the subject; to the Corporation’s knowledge, no such proceeding, investigation, litigation or arbitration is threatened or contemplated. Except (i) as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) as disclosed to the Agents in writing or (iii) where such matters would not, individually or in the aggregate, have a Material Adverse Effect, to the Corporation’s knowledge, none of the directors or officers of the Corporation or any Subsidiary is or has been the subject of any judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration involving a claim of violation of or liability under federal, provincial or state securities laws or a claim of breach of fiduciary duty.

(r)

Labor Relations. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Corporation and the Subsidiaries is in compliance with the provisions of all applicable federal, provincial, territorial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours. Except as would not, individually or in the aggregate, have a Material Adverse Effect, no labor disturbance by the employees of the Corporation or any Subsidiary exists or, to the Corporation’s knowledge, is imminent. As of the date hereof, no union has been accredited or otherwise designated to represent any employees of the Corporation or any Subsidiary and, to the knowledge of the Corporation, no accreditation request is pending with respect to the employees of the Corporation or any Subsidiary, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation’s or any Subsidiary’s facilities and none is currently being negotiated by the Corporation or any Subsidiary.

(s)

No Violation. The execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, the Registration Statement, the Prospectuses and the Disclosure Package, including, without limitation, the application for the proceeds of the sale of the Placement Shares as described under “Use of Proceeds” in the Registration Statement and the Prospectuses and the distribution of the Placement Shares by the Corporation for the consideration and upon the terms and conditions as set out herein, do not or will not:

(i)

result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, or resolutions of the Corporation or any Subsidiary, (b) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or to which any of them or any of the properties or assets currently owned by them are subject, or (c) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets currently owned by them, except (in the case of clauses (b) and (c) above) in any such case for breach or defaults that would not (individually or in the aggregate) have a Material Adverse Effect; or

(ii)

except (i) as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, or (ii) as would not have a Material Adverse Effect, create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which any of them or any of the properties or assets currently owned is bound.

Neither the Corporation nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets currently owned by them, except (in the case of clauses (ii) and (iii) above) in any such case for violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect.

(t)

Compliance with Anti-Corruption Laws. Neither the Corporation nor any of its Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate, has in the course of its actions for, or on behalf of, the Corporation or any of its Subsidiaries: (i) made any unlawful contribution, gift or other unlawful expense relating to political activity; (ii) made any direct or indirect bribe, kickback, rebate or payoff, or otherwise unlawfully provided anything of value, to any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (collectively, the “FCPA”)) or domestic government official; or (iii) violated or is in violation of any provision of the FCPA, the Bribery Act 2010 of the United Kingdom, as amended (the “Bribery Act 2010”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other applicable anti-corruption or anti-bribery statute or regulation, including pursuant to the Criminal Code (Canada). The Corporation and its Subsidiaries have conducted their respective businesses in compliance with the FCPA, Bribery Act 2010, CFPOA and all other applicable anti-corruption and anti-bribery statutes or regulations, and have instituted and maintain policies and procedures designed to promote, and which are reasonably expected to promote, continued compliance therewith.

(u)

Compliance with Anti-Money Laundering Laws. The operations of the Corporation and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions where the Corporation and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which they are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(v)	Compliance with Sanctions Laws.

(i)

Neither the Corporation nor any Subsidiary nor, to the Corporation’s knowledge, any director, officer, employee, agent, affiliate, representative or other person acting on behalf of the Corporation or any Subsidiary, is: (i) currently the subject or the target of any comprehensive sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of comprehensive Sanctions, including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic (each, a “Sanctioned Territory”).

(ii)

The Corporation will not, directly or, to its knowledge, indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person: (i) to fund or facilitate any activities or business of or with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, or in any Sanctioned Territory; or (ii) in any other manner, in each case, that would result in a violation of Sanctions by any person (including any person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

(iii)

For the past five years, the Corporation and its Subsidiaries have not knowingly engaged in, and are not now knowingly engaged in, any direct or indirect dealings or transactions with any individual or entity, that, at the time of the dealing or transaction, is or was the subject or target of Sanctions, in violation of applicable Sanctions or any Sanctioned Territory, in each case in violation of Sanctions.

(w)

Internal Controls. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, the Corporation and the Subsidiaries maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and Canadian Securities Laws that has been designed by, or under the supervision of, the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package and the Corporation is not aware of, and has not been advised by its auditors of, any material weakness in its internal control over financial reporting. Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package there has been no change in the Corporation’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Corporation’s internal control over financial reporting.

(x)

Disclosure Controls. (i) Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, the Corporation and each of its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws, (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation and each of its Subsidiaries in the reports they file or submit under the Exchange Act is accumulated and communicated to management of the Corporation and its Subsidiaries, including their respective principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made, and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(y)

Tax Matters. Notwithstanding anything contrary contained herein, except as has been disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package: (i) each of the Corporation and the Subsidiaries has, on a timely basis, accurately prepared and filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all applicable taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not have a Material Adverse Effect or except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Corporation; (ii) the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not have a Material Adverse Effect or except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Corporation; (iii) there are no transfer taxes or other similar fees or charges under Canadian or the laws of any province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Corporation or sale by the Corporation of the Placement Shares; and (iv) no stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the creation, issuance, sale and delivery to the Agents of the Placement Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Placement Shares by an Agent to U.S. residents.

(z)

Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Corporation pursuant to this Agreement to the Agents that are “non-residents” within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Agents wholly outside of Canada and are performed in the ordinary course of business carried on by the Agents that includes the performance of such services for a fee and such Agents deal at arm’s length with the Corporation within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(aa)

Accurate Disclosures. The statements set forth in the Base Prospectuses under the captions “Description of Share Capital”, “Enforcement of Civil Liabilities under U.S. Federal Securities Laws”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations,” “Enforcement of Certain Civil Liabilities” and “Eligibility for Investment” and in the Registration Statement under “Part II – Limitations on Liability and Indemnification of Directors and Officers”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects and subject to specific limitations and qualifications stated or referred to therein and applicable thereto, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. The description of this Agreement in the Prospectuses conforms in all material respects to the terms hereof.

(bb)

Significant Acquisitions. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no acquisition has been made by the Corporation that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that if completed by the Corporation at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws and would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(cc)

Capitalization. The share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series. All of the issued and outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with the Business Corporations Act (Québec). None of the outstanding Shares was issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. As of the date hereof, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of its Subsidiaries other than those described in the Registration Statement and the Prospectuses.

(dd)

Description of Shares. The rights, privileges, restrictions and other terms attaching to the Shares conform in all material respects to all statements relating thereto contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(ee)

The Placement Shares. The Corporation has full power and authority (corporate or otherwise) to issue the Placement Shares and to perform its obligations hereunder. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable, will conform to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package, will be issued in compliance with applicable federal, provincial and state securities laws and will be free of statutory and contractual preemptive rights, rights of first refusal and similar rights.

(ff)

No Undisclosed Relationships. Neither the Corporation nor any Subsidiary (i) is a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts) of the Agents as of the date hereof, or (ii) is a party to any related-party transaction or off-balance sheet transaction or any other non-arm’s length transaction required to be disclosed under the rules and regulations of FINRA, in each case except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package or to be filed as exhibits thereto which have not been so filed as required.

(gg)

Public Filings. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as of the date hereof that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; and the Corporation has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(hh)

No Brokerage or Finder’s Fees. Other than the Agents, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage, finder’s fees or other like payment in connection with the transactions contemplated herein or, to the Corporation’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Corporation or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Agents’ compensation as determined by FINRA.

(ii)

No Rulings Against Directors or Officers. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, to the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(jj)

Transactions at Arm’s Length. Neither the Corporation nor any of the Subsidiaries owes any amount to, nor has the Corporation or any of the Subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or any of the Subsidiaries. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any of the Subsidiaries is a party to any contract, agreement or understanding that is material to the Corporation and its Subsidiaries, taken as a whole, with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Corporation and the Subsidiaries.

(kk)

Compliance with Sarbanes-Oxley Act. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Corporation and its Subsidiaries and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith.

(ll)

No Orders. No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in material default of any requirement of Canadian Securities Laws, the Securities Act or the Exchange Act.

(mm)

Listing on TSX and NYSE. The issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE, and the Placement Shares will be listed and posted for trading on the TSX and the NYSE as of each Applicable Time upon the Corporation complying with the usual conditions imposed by the TSX and the NYSE. The Corporation has not, in the 12 months preceding the date the first Placement Notice is given hereunder, received notice from the TSX or the NYSE to the effect that the Corporation is not in material compliance with the listing or maintenance requirements of each such stock exchange. Except as disclosed in the Registration Statement and the Prospectuses, the Corporation has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements.

(nn)

Canadian Reporting Issuer; SEC Registration. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Qualifying Jurisdiction that maintains such a list and complies in all material respects with all filing requirements under Canadian Securities Laws. The Corporation is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the SEC; the Shares are registered with the SEC under Section 12(b) of the Exchange Act and the Corporation is not in breach of any filing or other requirements under the Exchange Act.

(oo)

Transfer Agents and Registrar. TSX Trust Company at its principal offices in Montréal, Québec is the duly appointed registrar and transfer agent of the Corporation with respect to the Shares, and American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York is the duly appointed U.S. co-transfer agent of the Corporation with respect to the Shares.

(pp)

Investment Company Act. The Corporation is not and, after giving effect to the Offering and the application of the net proceeds of the Offering as described in the Registration Statement, the Prospectuses and the Disclosure Package will not be required to be registered as an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(qq)

Independent Accountants. Raymond Chabot Grant Thornton LLP, the independent registered public accounting firm for the Corporation, is independent with respect to the Corporation in accordance with Canadian Securities Laws and the Code of Ethics of Chartered Professional Accountants (Québec) and is an independent registered public accounting firm with respect to the Corporation within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and is registered with the Canadian Public Accountability Board. There has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its auditors or former auditors.

(rr)

No Stabilization, Compliance with Regulation M. The Corporation and its affiliates have not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares, and have taken no action which would directly or indirectly violate Regulation M under the Exchange Act (“Regulation M”).

(ss)	Actively-Traded Security. The Shares are an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule.

(tt)

Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE and this Agreement, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(uu)

Insurance. Each of the Corporation and the Subsidiaries maintain insurance from insurers of recognized financial responsibility in such amounts and covering such risks as the entity reasonably considers adequate for the conduct of its business and the value of its properties taking into account, among other things, the nature of its operations and the industries in which it operates, all of which insurance is in full force and effect. The Corporation and each of the Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Corporation or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Corporation nor any Subsidiary has any reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or that it will be unable to obtain replacement insurance adequate for the conduct of the business and the value of its properties, except, in each case, for such exceptions as would not have a Material Adverse Effect.

(vv)

PFIC. The Corporation does not expect to be a “passive foreign investment company” for U.S. federal income tax purposes within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending December 31, 2022.

(ww)

Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Corporation and its Subsidiaries owns all rights in or has obtained valid and enforceable licences or other rights to use, the material systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Registration Statement, the Prospectuses and the Disclosure Package as being owned or licensed by the Corporation or which are used for the conduct of the Corporation’s business as currently carried on, and are, except as disclosed in the Public Record, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Corporation; (ii) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Corporation; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others challenging the Corporation’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Corporation and its Subsidiaries, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (iv) to the Corporation’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Corporation, or any Subsidiary is and remains confidential to the Corporation or such Subsidiary, as the case may be.

(xx)

IT Systems. The Corporation’s and its Subsidiaries’ material information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted. The Corporation and its Subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards designed to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including “personal data” as defined by the EU General Data Protection Regulations (“GDPR”) (EU 2016 679) and any personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) processed and stored thereon. Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Corporation, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same nor any incidents under internal review or investigations relating to the same. The Corporation and its Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such non-compliance that would not have a Material Adverse Effect.

(yy)

Compliance with Data Privacy Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Corporation and each of the Subsidiaries are in compliance with all applicable data privacy and security laws, statutes, judgements, orders, rules and regulations of any court or arbitrator or any other governmental or regulatory authority and all applicable laws regarding the collection, use, transfer, export, storage, protection, disposal or disclosure by the Corporation and the Subsidiaries of Personal Data collected from or provided by third parties. (collectively, the “Privacy Laws”). The Corporation and the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to (i) ensure compliance in all material respects with its privacy policies, all third-party obligations and industry standards regarding Personal Data; and (ii) reasonably protect the security and confidentiality of all Personal Data (collectively, the “Policies”). To the knowledge of the Corporation, the execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a breach of violation of any Privacy Laws or Policies. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Corporation nor any Subsidiary has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Privacy Laws or Policies. Except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or, to the Corporation’s knowledge, threatened, alleging non-compliance with Privacy Laws or Policies.

(zz)

Properties and Leases. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, each of the Corporation and the Subsidiaries has good and valid title to all real property and good and valid title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Public Record or such as do not, individually or in the aggregate, materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Corporation and the Subsidiaries; and any real property and buildings held under lease or sublease by the Corporation and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Corporation and the Subsidiaries.

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Corporation nor any Subsidiary is in default or breach of any real property lease, and neither the Corporation nor any Subsidiary has received any notice or other communication from the owner or manager of any real property leased by the Corporation or any Subsidiary that the Corporation, such Subsidiary is not in compliance with any real property lease, and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened.

(aaa)

Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Corporation or any Subsidiary (or, to the Corporation’s knowledge, any other entity for whose acts or omissions the Corporation is or may be liable) upon any property now or previously owned, operated, used or leased by the Corporation or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property now or previously owned, operated, used or leased by the Corporation or any Subsidiary or into the environment surrounding any such property of any Hazardous Substances with respect to which the Corporation or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Corporation’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Corporation or any Subsidiary is subject to any Lien under any Environmental Law. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Corporation nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case, individually or in the aggregate, would have a Material Adverse Effect. The Corporation and its Subsidiaries have all permits, authorizations and approvals required under all applicable Environmental Laws to own, lease and operate its properties and conduct their respective business as it is now being conducted as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package and are each in compliance with their requirements, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect. In the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Corporation has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(bbb)

Corporate Records. The minute books and corporate records of the Corporation and its Subsidiaries, in each case since January 1, 2019, are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and its Subsidiaries as at the date hereof and, at the closing of the Offering, will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and its Subsidiaries, other than, in each case, those which are not material in the context of the Corporation.

(ccc)	Foreign Private Issuer. The Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(ddd)

Forward-Looking Information and Third-Party Data. The Corporation has a reasonable basis for disclosing all forward-looking information (as defined in National Instrument 51-102 – Continuous Disclosure Obligations and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Prospectuses and the Disclosure Package. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Corporation reasonably and in good faith believes are reliable and accurate, and such data is consistent with the sources from which they are derived, in each case in all material respects.

(eee)

Employee Plans. Except in each case as would not have a Material Adverse Effect, (i) each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or the Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or any of the Subsidiaries, as applicable (the “Employee Plans”), has been maintained in accordance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans and (ii) neither the Corporation nor any of the Subsidiaries sponsors or maintains or has any liability (directly or indirectly) with respect to, or in the last 5 years has had any obligation to contribute to, any “employee benefit plan” (as defined in Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title IV of ERISA or Section 412 of the Code.

(fff)

XBRL. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(ggg)	No Reliance. The Corporation has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(hhh)

Continuous Offering Agreements. Except for this Agreement, the Corporation is not party to any other equity distribution or sales agency agreement or other similar arrangement with any other agent or any other representative in respect of any “at the market offering” or other continuous equity offering transaction.

(iii)

Corporation Certificates. Any certificate signed by a director or an officer of the Corporation and delivered to an Agent or to counsel for such Agent pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Corporation to such Agent as to the matters set forth therein.

(jjj)

Compliance with NI 44-102. The Corporation has, concurrently with the execution of this Agreement, issued and filed a news release that (i) states that the Corporation has entered into this Agreement and has filed or will file the Prospectus Supplements, and (ii) specifies where and how a purchaser of Placement Shares hereunder may obtain a copy of this Agreement and the Prospectuses.

The Corporation acknowledges that each Agent and, for purposes of opinions that may be delivered by them, counsel to the Corporation and to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

8.	Covenants of the Corporation.

The Corporation covenants and agrees with the Agents that:

(a)

Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d)

and with the Canadian Qualifying Authorities; (iii) the Corporation will submit a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) to the Agents within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Corporation will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 and the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Securities Laws, within the time period prescribed.

(b)

Notice of Cease Trade or Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Offered Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Offered Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with Section 4 or Section 13 of this Agreement, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)

Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which (i) the U.S. Prospectus as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading or (ii) the Canadian Prospectus would include a misrepresentation, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii) hereof, file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request. The Corporation shall in good faith discuss with the Agents any change in a fact or circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 8(c).

(d)

Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Offered Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102) (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)

Corporation Information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f)

Earnings Statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Corporation’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(g)

Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information regarding the Corporation or the Shares.

(h)

Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses relating to the following matters: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and any Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agents (which will include one Canadian firm and one U.S. firm) in connection with this Agreement, the Registration Statement and the Prospectuses and the reasonable fees, disbursements and expenses of counsel to the Agents for their ongoing services in connection with the transactions contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and the NYSE, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and FINRA (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred unless otherwise agreed to by the applicable payee.

(i)	Use of Proceeds. The Corporation will use the net proceeds of the Offering as described in the Prospectuses under the caption “Use of Proceeds”.

(j)

Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)

Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices, (ii) during the Corporation’s ordinary business hours or (iii) as is customary for similar “at-the-market” programs.

(l)

Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)

Required Filings Relating to Placement of Placement Shares. In each quarterly report, management’s discussion and analysis, annual information form or annual financial statements/annual report on Form 20-F, Form 40-F or Form 10-K filed by the Corporation in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such period (i) the number and average price of Placement Shares sold through the Agents under this Agreement, (ii) the aggregate gross proceeds and Net Proceeds received by the Corporation and (iii) the aggregate compensation paid or payable by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement during such annual or quarterly period, as applicable. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)

Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 20-F, Form 40-F or Form 10-K; (iii) files, furnishes or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 20-F, Form 40-F or Form 10-K. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)

Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents (with a copy to counsel to the Agents), (A) (i) the written opinions of Stikeman Elliott LLP, Canadian counsel for the Corporation, and other local counsel as required, such opinions to be in form and substance satisfactory to the Agents, acting reasonably, and (ii) the written opinions and negative assurance letter of Cleary Gottlieb Steen & Hamilton LLP, special United States counsel for the Corporation, such opinions and negative assurance letter to be in form and substance satisfactory to the Agents, acting reasonably, and (B) opinions of Stikeman Elliott LLP and Raymond Chabot Grant Thornton LLP to the effect collectively that the French language version of the Canadian Prospectus, together with each document incorporated by reference therein, is a complete and proper translation of the English version thereof, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)

Comfort Letter. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause its auditors to furnish to the Agents a letter (the “Comfort Letter”) addressed to the Agents dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and accounting data relating to the Corporation and the Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or the documents incorporated by reference therein, which Comfort Letter shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and Canadian Securities Laws and the related regulations adopted by the SEC applicable to the Corporation (the first such letter, the “Initial Comfort Letter”) and (C) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)

Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)

Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

(s)

No Offer to Sell. Other than a “free writing prospectus” (as defined in Rule 405 under the Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t)

Consent to the Agents’ Trading. To the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE and under this Agreement, the Corporation consents to the Agents trading in the Shares: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent except that such Agent may engage in trading that is permitted by §619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Volcker Rule).

(u)

Actively-Traded Security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(v)

Notice of Other Sales. During the term of any Placement Notice given hereunder, the Corporation shall provide the Agents notice concurrently with any offer to sell, contract to sell, sale, grant of any option to sell or other disposal of any Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible or exercisable into or exchangeable for Shares; provided that such notice shall not be required in connection with the (i) issuance, grant or sale of Shares, options or other rights to purchase or otherwise acquire Shares, or Shares issuable upon the exercise of options or other equity awards, in each case granted pursuant to any stock option, stock bonus or other stock or compensatory plan or arrangement, whether now in effect or hereafter implemented, (ii) issuance of securities in connection with an acquisition, merger or sale or purchase of assets which is described at the time of issuance in the Registration Statement and the Prospectuses, (iii) issuance or sale of Shares or other securities upon exchange, conversion or exercise of securities then outstanding (including the exchange of debt securities for debt or equity securities, and the exercise or conversion of debt securities, warrants, options or other rights then in effect) and disclosed in filings by the Corporation available on SEDAR or EDGAR or otherwise in writing to the Agents, and (iv) issuance or sale of Shares pursuant to any dividend reinvestment and stock purchase plan that the Corporation has in effect or may adopt from time to time; provided that the implementation of such new plan is disclosed to the Agents in advance. If the Corporation notifies the Agents under this Section 8(v), the Agents may suspend any offers and sales of Securities under this Agreement for a period of time deemed appropriate by the Agents.

(w)

Insurance. Each of the Corporation and the Subsidiaries will use its commercially reasonable efforts to maintain insurance in such amounts and covering such risks as such entity reasonably considers adequate for the conduct of its business and the value of its properties taking into account, among other things, the nature of its operations and the industries in which it operates.

(x)

Compliance with Laws. The Corporation and each of the Subsidiaries will use its commercially reasonable efforts to maintain, or cause to be maintained, all material permits, authorizations and approvals required under all applicable Environmental Laws to own, lease and operate its properties and conduct their respective business as it is now being conducted as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and the Corporation and each of the Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in compliance with the requirements of such permits, authorizations and approvals, except where the failure to maintain or be in compliance with such permits, authorizations and approvals would not have a Material Adverse Effect.

(y)

Securities Act and Exchange Act. The Corporation will use its commercially reasonable efforts to comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act, the TSX and the NYSE as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(z)

CFO Certificate. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall furnish to the Agents a certificate signed by the chief financial officer of the Corporation (the “CFO Certificate”) addressed to the Agents dated the date the CFO Certificate is delivered, in form and substance satisfactory to the Agents, acting reasonably, relating to the verification of certain of the financial information and accounting data relating to the Corporation and the Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or the documents incorporated by reference therein, providing “management comfort” with respect to such information.

9.	Additional Representations and Covenants of the Corporation

(a)	Issuer Free Writing Prospectuses.

(i)

The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not take any action that would result in the Corporation being required to file an Issuer Free Writing Prospectus with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including not making use of any Issuer Free Writing Prospectuses unless eligible to do so, and including the timely filing with the SEC or retention where required and legending.

(ii)

The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the U.S. Prospectus. In addition, no Issuer Free Writing Prospectus, if any, together with the U.S. Prospectus, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(iii)

The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus (to the extent the Corporation is eligible to file such Issuer Free Writing Prospectus under Rule 433) any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the U.S. Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(b)

Non-Issuer Free Writing Prospectus. The Corporation consents to the use by the Agents, at any time that the Corporation is eligible to do so, of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Offered Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

(c)

Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above); provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file or deliver with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed or delivered by the Corporation, but for the action of the Agents.

10.	Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)

Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)

Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)

No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement of a material fact made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of the U.S. Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and in the case of the Canadian Prospectus, it will not contain a misrepresentation; and (v) the Corporation’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)

Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that has a Material Adverse Effect, or any downgrading in or withdrawal of the rating assigned to any of the Corporation’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Corporation’s securities, the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)

Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)

Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o). In addition, on such dates that the opinions required by Section 8(o) are delivered, the Agents shall have also received (i) the opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Agents, in form and substance satisfactory to the Agents, acting reasonably, and (ii) the opinion of McCarthy Tétrault LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Shares in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(g)

Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h)

CFO Certificate. The Agents shall have received the CFO Certificate required to be delivered pursuant to Section 8(z) on or before the date on which the delivery of such certificate is required pursuant to Section 8(z).

(i)

Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NYSE and conditionally approved for listing subject to customary conditions on the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(j)

Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(k)

Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(l)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements for the Agents’ compensation under this Agreement.

11.	Indemnification and Contribution

(a)

The Corporation agrees to indemnify and hold harmless each Agent, and each of their respective officers, directors, employees and agents, and each person, if any, who controls any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages, liabilities and expenses (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) to which they or any of them may become subject insofar as such losses, claims, damages, liabilities and expenses are caused by or based upon:

(i)

any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto, any Issuer Free Writing Prospectus, the U.S. Prospectus or any amendment thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or any misrepresentation within the meaning of Canadian Securities Laws contained in the Canadian Prospectus or any amendment thereto, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or misrepresentation or alleged untrue statement or omission or misrepresentation based upon information relating to any Agent furnished to the Corporation in writing by such Agent expressly for use therein (in which case indemnification may be sought by the Corporation on the terms and conditions hereof, it being understood and agreed that the names of the Agents set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus, such information, the “Agents’ Information”);

(ii)

the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable Rules and Regulations or stock exchange requirements in connection with the offering of the Offered Shares;

(iii)

any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Registration Statement or any amendment thereto, any Issuer Free Writing Prospectus, the Prospectuses or any amendment thereto, preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States; and

(iv)	any breach by the Corporation of any representation or warranty contained in this Agreement.

(b)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a), such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and the Indemnified Party shall have been advised in writing by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Agents and all of their respective officers, employees and agents, and all persons, if any, who control any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Agent within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Agents and such officers, employees and agents, and such control persons and affiliates of any Agent, such firm shall be designated in writing by the Agents. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(c)

To the extent the indemnification provided for in Section 11(a) is unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (1) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Indemnified Party or parties on the other hand from the distribution of the Placement Shares or (2) if the allocation provided in Section 11(c)(1) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(c)(1) but also the relative fault of the Corporation on the one hand and of the Indemnified Party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Agents on the other hand in connection with the distribution of the Placement Shares shall be deemed to be in the same respective proportions as the Net Proceeds from the distribution of the Placement Shares received by the Corporation and the total Placement Fees received by the Agents. The relative fault of the Corporation on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact or misrepresentation or alleged misrepresentation relates to information supplied by the Corporation or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Agents’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective Placement Fees received by the Agents, and not joint (nor joint and several).

(d)

The Corporation and the Agents agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(c). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in Section 11(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, no Agent shall be required to contribute any amount in excess of the Placement Fees or any portion thereof actually received by such Agent. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(e)

The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (1) any termination of this Agreement, (2) any investigation made by or on behalf of any Agent, and any of their respective officers, employees or agents, any person controlling any Agent, or any affiliate of any Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (3) acceptance of and payment for any of the Placement Shares.

(f)

The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 11, the Agents are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Agents will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 11 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.	Representations and Agreements to Survive Delivery

All representations, warranties, covenants and agreements of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.	Termination

(a)

The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 17, Section 18, Section 19 and Section 22 hereof shall remain in full force and effect notwithstanding such termination.

(b)

Each Agent shall have the right to terminate its obligations under this Agreement in their sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 17, Section 18, Section 19 and Section 22 hereof shall remain in full force and effect notwithstanding such termination.

(c)

Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) July 16, 2024 and (ii) the issuance and sale of all the Offered Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 17, Section 18, Section 19 and Section 22 shall remain in full force and effect.

(d)

This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 17, Section 18, Section 19 and Section 22 shall remain in full force and effect.

(e)

Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)

In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.	Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Barclays Capital Inc.

745 7th Avenue

New York, NY, 10019

Attention: Amit Chandra ([Redacted - Personal Information])

-and-

Barclays Capital Canada Inc.

Bay Adelaide Centre

333 Bay Street, Suite 4910

Toronto, ON M5H 2R2

Attention: Erik Charbonneau ([Redacted - Personal Information])

-and-

National Bank of Canada Financial Inc.

The Park Avenue Tower, 65 East 55th Street, 8th Floor

New York, NY 10022

United States

Attention: Nicolas Jacob ([Redacted - Personal Information])

-and-

National Bank Financial Inc.

475 Howe St., Suite 3000

Vancouver, British Columbia V6C 2B3

Canada

Attention: Nicolas Jacob ([Redacted - Personal Information])

With a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

1000 de la Gauchetière Street West, Suite 2500

Montréal, Québec H3B 0A2

Canada

Attention: Hadrien Montagne ([Redacted - Personal Information])

-and-

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

United States

Attention: Ryan Dzierniejko ([Redacted - Personal Information])

or if sent to the Corporation, shall be delivered to:

The Lion Electric Company

921 chemin de la Rivière-du-Nord

Saint-Jérôme, Québec J7Y 5G2

Canada

Attention: Marc Bedard ([Redacted - Personal Information]) & Nicolas

Brunet ([Redacted - Personal Information])

With a copy (which shall not constitute notice) to:

Stikeman Elliott LLP|

1155 René-Lévesque Blvd. West, 41st Floor

Montréal, Québec H3B 3V2

Canada

Attention: Aniko Pelland ([Redacted - Personal Information]) & David Tardif

([Redacted - Personal Information])

-and-

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

United States

Attention: Craig B. Brod ([Redacted - Personal Information]) & John Kupiec

([Redacted - Personal Information])

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail on or before 5:00 p.m., Eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, notwithstanding clause (i) above, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

15.	Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

16.	Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, consolidations, stock dividend or similar event effected with respect to the Shares.

17.	Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

18.	Governing Law

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

19.	Waiver of Jury Trial

The Corporation and the Agents hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to a trial by jury in any legal proceeding based upon or arising out of this Agreement or any transaction contemplated hereby.

20.	Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of the Corporation.

21.	Research Analyst Independence

The Corporation acknowledges that the Agents’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that the Agents’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Corporation and/or the Offering that differ from the views of the Agents’ investment banking divisions. The Corporation acknowledges that each of the Agents is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

22.	Judgment Currency

The Corporation agrees to indemnify each Agent, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.	Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

24.	Recognition of the U.S. Special Resolution Regimes

(a)

In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)

For the purposes of this Section 24, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

25.	Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Agents’ Information” has the meaning given thereto in Section 11(a)(i) hereof;

(b)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(c)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(d)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(e)	“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(f)	“Beneficiaries” has the meaning given thereto in Section 11(f) hereof;

(g)	“Business Day” means any day on which the NYSE and TSX are open for business;

(h)	“Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(i)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(j)

“Canadian Final Base Prospectus” means the final short form base shelf prospectus of the Corporation dated June 17, 2022 (in both the English and French languages unless the context otherwise indicates) filed with the Canadian Qualifying Authorities;

(k)

“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Corporation dated June 15, 2022 (in both the English and French languages unless the context otherwise indicates) filed with the Canadian Qualifying Authorities;

(l)

“Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(m)	“Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(n)	“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(o)	“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(p)

“Canadian Securities Laws” means securities laws and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions;

(q)	“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

(r)	“CFO Certificate” has the meaning given thereto in Section 8(z) hereof;

(s)	“Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(t)	“Corporation Financial Information” has the meaning given thereto in Section 7(n) hereof;

(u)	“Designated News Release” has the meaning given thereto in Section 6 hereof;

(v)	“Disclosure Package” has the meaning given thereto in Section 7(b) hereof;

(w)	“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

(x)	“Environmental Laws” has the meaning given thereto in Section 7(aaa) hereof;

(y)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(z)	“Final Receipt” has the meaning given thereto in Section 6 hereof;

(aa)	“FINRA” means the Financial Industry Regulatory Authority in the United States;

(bb)	“IFRS” has the meaning given thereto in Section 7(n) hereof;

(cc)	“Indemnified Party” and “Indemnifying Party” each has the meaning given thereto in Section 11(b) hereof;

(dd)	“Initial Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(ee)	“Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(ff)

“Lien” means any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy any property or assets of the Corporation or the Subsidiaries;

(gg)	“Material Adverse Effect” has the meaning given thereto in Section 7(f) hereof;

(hh)	“material change” has the meaning given thereto under Canadian Securities Laws;

(ii)	“material fact” has the meaning given thereto under Canadian Securities Laws;

(jj)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(kk)	“NI 21-101” means National Instrument 21-101 — Market Operations;

(ll)	“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

(mm)	“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

(nn)	“NYSE” means the New York Stock Exchange;

(oo)	“Offered Shares” has the meaning given thereto in Section 1(a) hereof;

(pp)	“Offering” has the meaning given thereto in Section 1 hereof;

(qq)	“Permits” has the meaning given thereto in Section 7(g) hereof;

(rr)	“Personal Data” has the meaning given thereto in Section 7(xx) hereof’

(ss)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(tt)	“Placement Fee” has the meaning given thereto in Section 2(b) hereof;

(uu)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(vv)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(ww)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(xx)	“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(yy)

“Public Record” means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after May 6, 2021, in compliance, or intended compliance, with Canadian Securities Laws;

(zz)	“Registration Statement” has the meaning given thereto in Section 6 hereof;

(aaa)	“Regulation M” has the meaning given thereto in Section 7(rr) hereof;

(bbb)	“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(ccc)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(ddd)	“Rule 433” means Rule 433 under the Securities Act;

(eee)	“Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(fff)	“Sanctions” has the meaning given thereto in Section 7(v) hereof;

(ggg)	“SEC” means the United States Securities and Exchange Commission;

(hhh)	“Securities Act” means the United Stated Securities Act of 1933, as amended;

(iii)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(jjj)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(kkk)	“Shares” has the meaning given thereto in Section 1 hereof;

(lll)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(mmm)	“Subsidiary” has the meaning given thereto in Section 7(f) hereof;

(nnn) “Trading Day” means any day on which either the NYSE or the TSX are open for trading;

(ooo) “TSX” means the Toronto Stock Exchange;

(ppp) “United States Marketplace” has the meaning given thereto in Section 3 hereof;

(qqq) “U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(rrr) “U.S. Prospectus” has the meaning given thereto in Section 6 hereof; and

(sss) “U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof.

26.	Headings

The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

27.	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, email (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of Page Intentionally Left Blank]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

THE LION ELECTRIC COMPANY

By:	/s/ Nicolas Brunet
Name: Nicolas Brunet
Title: Executive Vice-President and Chief Financial Officer

[Signature Page – Equity Distribution Agreement]

ACCEPTED as of the date first-above written:

BARCLAYS CAPITAL INC.

By:	/s/ Amit Chandra
Name: Amit Chandra
Title: Managing Director

BARCLAYS CAPITAL CANADA INC.

By:	/s/ Erik Charbonneau
Name: Erik Charbonneau
Title: Managing Director

[Signature Page – Equity Distribution Agreement]

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Etienne Dubuc
Name: Etienne Dubuc
Title: Executive Vice President and Head of Equities

NATIONAL BANK FINANCIAL INC.

By:	/s/ Nicolas Jacob
Name: Nicolas Jacob
Title: Managing Director

[Signature Page – Equity Distribution Agreement]

BMO CAPITAL MARKETS CORP.

By:	/s/ Brad Pavelka
Name: Brad Pavelka
Title: Managing Director

[Signature Page – Equity Distribution Agreement]

BMO NESBITT BURNS INC.

By:	/s/ Pierre-Olivier Renaud
Name: Pierre-Olivier Renaud
Title: Director

[Signature Page – Equity Distribution Agreement]

DESJARDINS SECURITIES
INTERNATIONAL INC.

By:	/s/ Craig Brenner
Name: Craig Brenner
Title Chairman of the Board, President & CEO

[Signature Page – Equity Distribution Agreement]

DESJARDINS SECURITIES INC.

By:	/s/ François Carrier
Name: François Carrier
Title: Managing Director, Head of Investment Banking and Co-Head of Capital Markets

[Signature Page – Equity Distribution Agreement]

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Robert Stephenson
Name: Robert Stephenson
Title: Managing Director

[Signature Page – Equity Distribution Agreement]

ROTH CANADA INC.

By:	/s/ Brady Fletcher
Name: Brady Fletcher
Title: President & Head of Investment Banking

[Signature Page – Equity Distribution Agreement]

LAURENTIAN CAPITAL USA

By:	/s/ Derek Hall
Name: Derek Hall
Title: Managing Director, Diversified

[Signature Page – Equity Distribution Agreement]

LAURENTIAN BANK SECURITIES INC.

By:	/s/ Derek Hall
Name: Derek Hall
Title: Managing Director, Diversified

[Signature Page – Equity Distribution Agreement]

RAYMOND JAMES (USA) LTD.

By:	/s/ Steven Marcus
Name: Steven Marcus
Title: President and Chief Executive Officer

[Signature Page – Equity Distribution Agreement]

RAYMOND JAMES LTD.

By:	/s/ Jimmy Leung
Name: Jimmy Leung
Title: Managing Director, Head of Sustainability Investment Banking

[Signature Page – Equity Distribution Agreement]

SCOTIA CAPITAL (USA) INC.

By:	/s/ John Cronin
Name: John Cronin
Title: Managing Director & Head – U.S. Equity Capital Markets

[Signature Page – Equity Distribution Agreement]

SCOTIA CAPITAL INC.

By:	/s/ Craig Brenner
Name: Luc Ouellet
Title: Managing Director and Head, Corporate and Investment Banking, Quebec

[Signature Page – Equity Distribution Agreement]

SCHEDULE 1

[Redacted — Non-Material]

EXHIBIT A

OFFICER’S CERTIFICATE

To: Barclays Capital Inc., National Bank of Canada Financial Inc., BMO Capital Markets Corp., Desjardins Securities International Inc., Roth Capital Partners, LLC, Laurentian Capital USA, Raymond James (USA) Ltd., Scotia Capital (USA) Inc., Barclays Capital Canada Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Roth Canada Inc., Laurentian Bank Securities Inc., Raymond James Ltd. and Scotia Capital Inc. (together, the “Agents”)

Re:	Equity Distribution Agreement dated June 17, 2022 (the “Distribution Agreement”) between the Lion Electric Company (the “Corporation”) and the Agents

Date:    [•], 202[•]

I, [name of executive officer], the [title of executive officer] of the Corporation, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Distribution Agreement, and without personal liability, that, to the best of my knowledge:

(i)

Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed thereto in the Distribution Agreement.

Date:	By:
Name: Title: